May 27, 2005

Yong Choi

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.20549-0405

Via  EDGAR

RE:

Crystal Graphite Corporation Form 20-F for the year ended August 31, 2004

File No. 000-29976

Dear Mr. Choi,

Thank you for your letter of May 12, 2005 commenting on our fiscal year end 2004 20-F filing. We appreciate your efforts to assist us in our compliance with disclosure requirements and in overall disclosure.

Our detailed responses to the correspondingly numbered points raised in your May 12th letter follow:

1.

Exhibit 31.1 and 31.2

We have revised the certifications to remove paragraph 4(b). The revised Certifications are enclosed herewith as Exhibits.

2.

Controls and Procedures

In order to comply with Item 15 of Form 20-F our amended filing will contain the following statement:

Item 15: Controls and Procedures

Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on August 31, 2004, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

2.

Controls and procedures - Continued

ITEM 15: Controls and Procedures - Continued

Changes in internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting  procedures or  in other factors that have materially affected, or are reasonably likely to materially affect these internal controls over financial reporting subsequent to the date of management's last evaluation.

3.

Item 16 of Form 20-F

In order to comply with Item 16 of Form 20-F our amended filing will contain the following statements:

Item 16A. Audit Committee Financial Expert

The Company currently does not have an audit committee financial expert serving on its Audit Committee.  Although the company does not have an independent financial expert on the Committee, the Committee’s members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance.  The Board feels that there is a broad and suitable mix of business and financial experience on the Committee.  The Board will keep under active review the financial expert matter during the 2005 financial year as part of their nomination and succession planning activities.

Item 16B. Code of Ethics

The Company has not yet adopted a code of ethics that applies to the principal executive officer and principal financial and accounting officers. The Company will be developing a written code of ethics.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for each of the fiscal years ended August 31, 2004 and 2003 for professional services rendered by Staley, Okada and Partners ("Staley Okada") for the audit of the Company’s annual financial statements or services that are normally provided by Staley Okada in connection with statutory and regulatory filings or engagements for those fiscal years were $44,793 and $14,230, respectively.

Audit-Related Fees

There were no aggregate fees billed in each of the fiscal years ended August 31, 2004 and 2003 for assurance and related services by Staley Okada to the Company that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.

3.

Item 16 of Form 20-F - Continued

Tax Fees

There were no aggregate fees billed in each of the fiscal years ended August 31, 2004 and 2003 for professional services rendered by Staley Okada to the Company for tax compliance, tax advice or tax planning and are not reported under “Audit Fees” above.

All Other Fees

There were no aggregate fees billed in each of the fiscal years ended August 31, 2004 and 2003 for products and services provided by Staley Okada to the Company, other than the services reported in the three preceding paragraphs..

Audit Committee Pre-Approval Policies

The Audit Committee pre-approves all auditing and non-auditing services to be provided to the Company by the Company’s independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

In connection with our responses to the points raised in the May 12th letter, Crystal Graphite Corporation and its management acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you for your review of our 20-F filing and the associated comments. We look forward to your response to this letter and to filing the amended 20-F.

Yours truly,

Lana Bea Turner

Crystal Graphite Corporation